Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

March 6, 2018 and March 7, 2018.

Item 3	News Release

The press releases attached as Schedule “A” and Schedule “B” were disseminated through GlobeNewswire on March 6, 2018 and March 7, 2018, respectively, with respect to the material changes.

Item 4	Summary of Material Change

On March 6, 2018, the Company filed a preliminary short-form prospectus (the “Prospectus”) with securities regulators in Ontario, British Columbia and Alberta, with respect to an offering (the “Offering”) of units (“Unit”) comprised of one common share (“Common Share”) and one common share purchase warrant (“Warrant”).

On March 7, 2018, the Company announced that it had priced the Offering at CDN $0.30 per Unit and that each Warrant would be exercisable for one Common Share at a price of CDN $0.35 per Common Share, for a period of five years following the first closing of the Offering.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press releases attached as Schedule “A” and Schedule “B”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

April 2, 2018.

Schedule “A”

[See Attached]

Titan Medical Announces Marketed Offering of Units

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, March 06, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces today that it has filed and been receipted for a preliminary short form prospectus (the “Preliminary Prospectus”) with securities regulators in the provinces of Ontario, British Columbia and Alberta in connection with a proposed marketed offering of units (the “Units”) of the Company (the “Offering”). Each Unit will be comprised of one common share of the Company and one common share purchase warrant (a “Warrant”). The Offering will be undertaken on a “best efforts” agency basis.

The number of Units to be distributed, the price of each Unit, the minimum and maximum size of the Offering, and the exercise price and term of each Warrant will be determined by negotiation between the Company and the Agent (as defined herein) in the context of the market with final terms to be determined at the time of pricing. Bloom Burton Securities Inc. (the “Agent”) is the sole agent for the Offering. The Units may also be offered for sale in the United States through United States registered broker-dealers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state laws.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Further details are disclosed in the Preliminary Prospectus, available at www.sedar.com.

About Titan

Titan is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Contact Information

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or

Bruce Voss
(310) 691-7100
bvoss@lhai.com

Schedule “B”

[See Attached]

Titan Medical Announces Pricing of Marketed Offering of Units

TORONTO, March 07, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce today that it has priced its previously announced marketed offering (the “Offering”) of units of the Company (the “Units”). Pursuant to the Offering, Titan will issue Units at a price of CDN $0.30 per Unit. Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (a “Warrant”). Each Warrant is exercisable for one Common Share at a price of CDN $0.35, for a period of 5 years following the closing of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement to be entered into between the Company and Bloom Burton Securities Inc. (the “Agent”). In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering (in each case excluding any Units sold to certain excluded subscribers).

A preliminary short form prospectus in respect of the Offering dated March 6, 2018 (the “Preliminary Prospectus”) has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws. The Company intends to file an amended and restated preliminary short form prospectus (the “Amended and Restated Preliminary Prospectus”) with the securities regulatory authorities in each of the provinces of Ontario, British Columbia and Alberta, to provide additional details concerning the Offering, including pricing information.

The net proceeds of the Offering (the “Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Please see “Use of Proceeds” in the Preliminary Prospectus, which is available under the Company’s profile at www.sedar.com, for further details of the use of Net Proceeds.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TMD”. An application will be made to list the Common Shares issuable under the Offering for trading on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX.

About Titan

Titan is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that includes a 3D high-definition vision system and instruments for performing MIS procedures. The surgical system also includes a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecological and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains “forward-looking statements” which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding receipt of applicable regulatory approvals and the timing thereof, the filing of the Amended and Restated Preliminary Prospectus, the listing of the Common Shares on the TSX and the proposed use of the Net Proceeds. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company's Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or

Bruce Voss
(310) 691-7100
bvoss@lhai.com